UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.
(Name of Registrant)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Ardagh Metal Packaging S.A. Quarterly Report for the three and six months ended June 30, 2021
99.2	Unaudited Pro Forma Condensed Combined Financial Information of Ardagh Metal Packaging S.A. and Gores Holdings V. Inc.
99.3	Ardagh Group S.A. Press Release Regarding Intention to Voluntarily Delist from the NYSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2021

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name: Oliver Graham
Title: Chief Executive Officer

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